Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT
ACQUISITION OF 10% EQUITY INTEREST IN ARCTIC LNG 2 LLC

This announcement is made by CNOOC Limited (the “Company”, together with its subsidiaries, collectively referred to as the “Group”) on a voluntary basis.

The board of directors of the Company announced that on 7 June 2019 (Beijing time), the Company and CEPR Limited (“CEPR”), a wholly-owned subsidiary of the Company, entered into a share purchase agreement (the “Share Purchase Agreement”) with Joint Stock Company Novatek (“JSC Novatek”) and Ekropromstroy Limited Liability Company (“Ekropromstroy”), a wholly-owned subsidiary of JSC Novatek, pursuant to which, CEPR shall acquire 10% equity interest in Arctic LNG 2 LLC (“Arctic LNG 2”) held by Ekropromstroy (the “Acquisition”). As at the date of this announcement, to the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, both JSC Novatek and Ekropromstroy are independent third parties of the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

Pursuant to the Share Purchase Agreement, completion of the Acquisition is conditional upon the approval of relevant government authorities of China and Russia and satisfaction of certain other conditions. Completion of the Acquisition is expected to take place in the near future.

JSC Novatek is principally engaged in the exploration, production, processing and marketing of natural gas and liquid hydrocarbons and has more than 20 years of operational experience in the Russian oil and natural gas sector.

Arctic LNG 2 is a limited company incorporated in the Russian Federation engaging in the second large onshore conventional natural gas project led by JSC Novatek on the Gydan Peninsula in Russia, which contains the development and production of Utrenneye gas field and the construction and operation of three liquefied natural gas trains (the “Arctic LNG 2 Project”). Arctic LNG 2 holds the liquefied natural gas licence that grants an exclusive right to export liquefied natural gas produced from gas extracted from the Utrenneye gas field.

The terms (including the consideration) of the Share Purchase Agreement have been arrived after arm’s length negotiations among the parties thereto. The Board considers that the terms of the Share Purchase Agreement are on normal commercial terms which are fair and reasonable, and the entering into of the Share Purchase Agreement is in the interests of the Company and its shareholders as a whole.

The Board is of the opinion that the Acquisition is consistent with the green, low-carbon and environment-friendly development model pursued by the Company, and will increase the proportion of the production of natural gas of the Company, which is in line with the asset optimization strategy of the Company.

The Company has sought advice from external legal adviser on the applicable sanction laws and rules and is of the view that there is no material sanction risk in relation to the Acquisition under the current laws and rules.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 9 June 2019

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

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